Filed by Gran Tierra Energy Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
and Deemed Filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Solana Resources Limited

GranTierra energy inc.

**Corporate Presentation**

August 5, 2008

# Disclaimer

This presentation material contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, statements of resource potential or other statements, other than statements of historical fact, are forward looking information, forward-looking statements or financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. These statements are made as of the date of this presentation and the fact that this presentation remains available does not constitute a representation by Gran Tierra Energy that Gran Tierra Energy believes these forward-looking statements continue to be true as of any subsequent date. Although Gran Tierra Energy believes that the assumptions underlying, and expectations reflected in, these forward-looking statements are reasonable, it can give no assurance that these assumptions and expectations will prove to be correct. Such statements include, but are not limited to, statements about the anticipated benefits of the transaction with Solana, including future financial and operating results, the plans, objectives, expectations and intentions of the combined company, and the future development of the company's business. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the ability to obtain required approvals of the plan of arrangement on the proposed terms and schedule; the failure of the shareholders of Solana to approve the plan of arrangement or the shareholders of Gran Tierra to approve the issuance of the Gran Tierra shares to the holders of Solana securities in the proposed transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the plan of arrangement may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with regulatory agencies, employees or suppliers; delays and difficulties in developing currently owned properties; the failure of exploratory drilling to result in commercial wells; delays due to the limited availability of drilling equipment and personnel; fluctuations in oil and gas prices; general economic conditions; and the risk factors detailed from time to time in Gran Tierra Energy's periodic reports and registration statements filed with the Securities and Exchange Commission including, without limitation, the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2008, and under the caption "Item 1A - Risk Factors" in Gran Tierra's Annual Report on Form 10-K/A for the period ended December 31, 2007, filed with the Securities and Exchange Commission. These filings are available on a Web site maintained by the Securities and Exchange Commission at http://www.sec.gov. Gran Tierra's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

# Gran Tierra Energy
# International E & P Growth Story

- International oil and gas exploration and production company
  - American Stock Exchange: GTE
  - Toronto Stock Exchange: GTE
- Strategy:
  - Balanced portfolio of production enhancement and exploration drilling opportunities
  - Lower risk, predictable production base and cash flow
  - Higher risk, higher reward, exploration upside
- Focus: Colombia, Peru and Argentina
  - Stable legal systems
  - Attractive fiscal terms
  - Deal flow
- Gran Tierra and Solana Resources Definitive Business Combination Agreement; Pro Forma:
  - Established Operator in three countries: Colombia, Peru and Argentina
  - 26 blocks of land, 24 operated by Gran Tierra
  - 7.1 million gross acres, 6.2 million net acres
  - Proved Reserves of 18.4 MMBOE, net after royalties
  - 2008 Exit Production Rate of 15,000 BOE, net after royalties
  - Establishes 100% working interest in significant Colombian light oil discovery, Costayaco

# Gran Tierra Energy Inc. and Solana Resources Limited Combination

- Drivers
  - Creates significant South American exploration and production company
  - Increases operating scale and balance sheet
  - Achieves 100% working in the Costayaco Field, major light oil discovery in Colombia, increasing development efficiency – reserves and production growth
  - Vast exploration land base and prospect portfolio, majority operated by Gran Tierra Energy
  - Pro-forma enterprise value approximately US$1.35 billion (GTE stock price July 28, 2008)
  - Strong pro-forma cash flows to execute development of existing lands, and pursue additional high impact & material new venture opportunities
- Process
  - Solana shareholders will receive either (i) 0.9527918 of a common share of Gran Tierra or (ii) 0.9527918 of a common share of a Canadian subsidiary of Gran Tierra (an "Exchangeable Share") for each common share of Solana held
  - Transaction will be completed pursuant to statutory plan of arrangement pursuant to *Business Corporations Act* (Alberta); Solana will become an indirect wholly-owned subsidiary of GTE
  - Subject to regulatory, stock exchange, court and shareholder approvals
  - Joint proxy statement and information circulars expected in September, 2008
  - Shareholder meetings and votes expected in October, 2008

# Gran Tierra Energy – Solana Resources Key Pro Forma Metrics

| | |
|---|---|
| Estimated Combined 2008 Exit Production [(1)] | 15,000 boe/d |
| Pro-forma enterprise value [(2)] | US$1.35 billion |
| Fully diluted shares outstanding | 268.3 million |
| Pro-forma proven reserves[(3)] | 18.4 MMboe |
| Pro-forma net land base[(4)] | 6.2 million acres |
| • Colombia | 1.5 million acres |
| • Argentina | 1.3 million acres |
| • Peru | 3.4 million acres |

Notes:

1) Represents current estimates of Gran Tierra and Solana management and is disclosed net after all royalties; "boe/d" is barrels of oil equivalent per day.
2) Pro-forma enterprise value is equal to pro-forma fully diluted market capitalization plus estimated pro-forma net debt; pro-forma market capitalization is calculated based on July 28, 2008 Gran Tierra closing share price on the Toronto Stock Exchange of CAD $5.73 converted at closing CAD/USD exchange rate of 1.0226; estimated net debt is calculated as debt less working capital and proceeds from the exercise of in-the-money dilutive instruments.
3) Represents the sum of the independent reserves reports for Gran Tierra and Solana as at December 31, 2007, updated to reflect the mid-year 2008 reserve report for Costayaco prepared by GLJ Petroleum Consultants at the request of Gran Tierra, reported in millions of barrels of oil equivalent "MMboe" net after royalties.
4) Represents the approximate net acreage for Gran Tierra and Solana, based on management's current estimates.

# Gran Tierra Energy
# Mid-Year 2008 Costayaco Field Reserves

| Light and Medium Oil – Effective July 1, 2008* GLJ Petroleum Consultants, SEC Compliant | Gross Reserves | GTE Working Interest Reserves | GTE Net After Royalty Reserves |
|---|---|---|---|
| *Reserves Category* | MMbbl | MMbbl | MMbbl |
| Proved Producing | 9.64 | 4.82 | 3.39 |
| Proved Developed Non-producing | 3.58 | 1.79 | 1.07 |
| Proved Undeveloped | 7.33 | 3.66 | 2.21 |
| Total Proved | 20.54 | 10.27 | 6.67 |
| Total Probable | 14.37 | 7.19 | 4.32 |
| Total Proved Plus Probable | 34.91 | 17.46 | 10.99 |
| Total Possible** | 26.48 | 13.23 | 7.91 |
| Total PPP | 61.39 | 30.69 | 18.90 |

*July 1, 2008; excludes test results of Costayaco-4 and drilling of Costayaco-5

**Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves. The estimate of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation.

# 1Q08 Financial Snapshots

## Gran Tierra Energy Inc. (US GAAP)

- Common stock*– 104.8 million
  - Directors and officers: Approximately 17%
  - Institutional: Approximately 40%
- Fully diluted shares – 134.6 million
  - 24.3 million warrants
  - 5.5 million stock options
- Total Revenue - $20.8 million (1Q08)
- Net Income - $4.7 million or $0.05 per share (1Q08)
- Cash on hand - $26.0 million (end 1Q08)
- Working capital - $14.5 million (end 1Q08)
- $50 million credit facility with Standard Bank
  - Amount drawn: $nil
  - Available to support future drilling, infrastructure or acquisition activities

*Includes approximately 11.5 million shares of common stock issuable upon the exchange of exchangeable shares

## Solana Resources Limited (Canadian GAAP)

- Common stock– 126.4 million
  - Directors and officers: Approximately 6%
  - Institutional: Approximately 22%
- Fully diluted shares – 138 million
  - 7.5 million warrants
  - 4.0 million stock options
- Total Revenue - $17.0 million (1Q08)
- Net Income - $6.5 million or $0.05 per share (1Q08)
- Cash on hand - $62.4 million (end 1Q08)
- Working capital - $72.3 million (end 1Q08)
- $100 million credit facility with BNP Paribas Bank
  - Amount drawn: $nil
  - Available to support future drilling, infrastructure or acquisition activities

# Gran Tierra Energy
# International E & P Growth Story

- 2008 drilling & infrastructure capital program focused on continued production growth:
  - Converting new (2007) undeveloped reserves into developed producing reserves and increased cash flow via drilling and infrastructure construction in Colombia



Focus: Production Growth
Pro forma 2008 YE Exit
15,000 BOPD
Million barrels of oil
18
16
14
12
10
8
6
4
2
0
Prov
Prob
Poss
Convert
2005
2006
2007
Net Reserves
BOPD
4500
4000
3500
1500
1000
500
0
2005
2006
2007
2008
Net Production

- Complement 2008 production growth with continued exploration drilling
  - Exploration drilling in Colombia and Argentina
  - Advance exploration operations in Peru

# Growth - Land


2005
2006
2007
2008
30
25
20
15
10
5
0
# Blocks
Peru
Colombia
Argentina


8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
Gross Acres
Peru
Colombia
Argentina

## Pro Forma Gran Tierra and Solana

- 26 Blocks in 3 countries
  - Colombia, Peru and Argentina
- 24 Operated by Gran Tierra Energy
- 7.1 million gross acres
  - 6.2 million net acres

## As Operator, Gran Tierra Energy

- Manages operations
- Manages budgets
- Manages prospect generation
- Manages drilling
- Manages project developments

# Growth - Reserves



Million barrels of oil
20
18
16
14
12
10
8
6
4
2
0
2007 drilling additions
16.5 MMBO*
7.1 MMBO
0.7 MMBO
Possible
Probable
Proved
Pro forma Proved
2005
2006
2007
2008

Pro forma

Gran Tierra and Solana

- Proved Reserves*

  18.4 MMBOE

*Dec. 31, 2007 – Gaffney, Cline & Associates.

** Pro forma 2008 proved reserves represents the sum of the independent reserves reports for Gran Tierra and Solana as at December 31, 2007, updated to reflect the mid-year 2008 reserve report for Costayaco prepared by GLJ Petroleum Consultants at the request of Gran Tierra, reported in millions of barrels of oil equivalent "MMboe" net after royalties.

# Growth - Production



2005
2006
2007
2008
16000
14000
12000
10000
8000
6000
4000
2000
0
BOPD (net after royalty)
Colombia (drilling)
Colombia (acquisitions)
Argentina (drilling)
Argentina (acquisitions)

Pro Forma
Gran Tierra and Solana
- 2008 Exit Rate

15,000 BOPD
Net after royalty

Gran Tierra
2Q08
3,399 BOPD
Net after Royalty

# Growth – Future potential


Oil Prospective Resource Potential
Million Barrels Oil
90
80
70
60
50
40
30
20
10
0
79 MMBO
16 MMBO
Risked
Unrisked
Argentina
Colombia


Gas Prospective Resource Potential
Billion Cubic Feet Gas
400
350
300
250
200
150
100
50
0
336 BCF
96 BCF
Risked
Unrisked
Argentina

Prospective Resource Potential*

- 61 prospects and leads
- 79 MMBO unrisked (16 MMBO risked)
- 336 BCFG unrisked (96 BCFG risked)
- Charts exclude Peru; exploration play concept in Peru has unrisked prospective resource potential in excess of one billion barrels of oil

*Internal estimates, Gran Tierra Energy; excludes booked reserves

Pro forma resource potential of combined Gran Tierra and Solana has not been incorporated.

# Colombia – Pro forma Land Position
# Gran Tierra Energy


Rio Mag.
Bogota
Talora
Rio Magdalena Popa-2 Testing
Solana Resources Limited
Magdalena Basin
Bogota
Putumayo Basin
Santana & Guayuyaco
Chaza
A-TEA
Azar
Mecaya
B-TEA
Costayaco Field Development

- Gran Tierra Current (operator of all properties)
  - Putumayo Basin (working interest %)
    - 35% Santana; light oil production
    - 35% Guayuyaco; light oil production
    - 50% Chaza; light oil production
    - 40% Azar; exploration
    - 15% Mecaya; exploration
    - 100% Putumayo A, technical evaluation
    - 100% Putumayo B, technical evaluation
  - Magdalena Basin (working interest %)
    - 40% Rio Magdalena; exploration
    - 20% Talora; exploration
- Reserve and production base with significant growth opportunity
  - Costayaco field plus additional production in the Putumayo, Llanos and Magdalena basins with combination
- Pro forma Land
  - 2.0 million acres gross (1.5 million net)
  - Significant exploration upside

Gran Tierra lands highlighted in yellow. Other licenses in grey. Green dots are producing oil fields. Refinery

# Colombia – Land Position
# Solana Resources Limited


Magangue
Lower Magdalena Basin
Catatu
Basin
Catguas
NORTE DE SANTANDER
Bogota
Llanos Basin
Putumayo Basin
Chaza
Guayuyaco
Mocoa
PUTUMAYO
Guachiria Norte
San Pablo
CASANARE
Guachiria
Guachiria Sur
Garibay

Solana Resources Current

- *Lower Magdalena Basin*
  - Magangue: 37.8% WI, Operator, gas production
- *Catatumbo Basin*
  - Catguas, 50 & 80% WI, Operator, exploration
- *Llanos Basin*
  - Guachiria Norte: 70% WI, Operator, Exploration
  - Guachiria: 70% WI, Operator, oil long term testing
  - Guachiria Sur: 70% WI, Operator, Exploration
  - Garibay: 50% non-operator, Exploration
  - San Pablo: 100% WI, Operator, Exploration
- *Putumayo Basin*
  - Chaza: 50% WI, non-operator, oil production
  - Guayuyaco: 35% WI, non-operator, oil production

# Colombia
# 2008 Development Activities



Gran Tierra Energy Operated Acreage
Other Operators
Oil Field
Costayaco Field
Putumayo A TEA
Chaza Block
Guayuyaco & Santana Blocks
Palmera-1
C-5
C-4
C-1
C-3
C-2
Azar Block
New 15 km, 8" production line completed (25,000 BOPD capacity)

<u>Costayaco Field</u> (Chaza Block)

- Gran Tierra Energy, 50% interest & Operator

- Costayaco-1, -2 and -3
  - Producing
- Costayaco-4 and -5
  - Testing
- Costayaco-6 and -7
  - Drilling in 2H08
- Costayaco in 2009
  - Continuous delineation and development drilling
- Production
  - Approximately 7,000 BOPD gross currently
  - Growing to 13,000 – 15,000 BOPD gross by year-end 2008 w/ initial pipeline and truck facilities completed
  - Evaluating additional production infrastructure to accommodate new drilling in 2009
- Reserves*
  - 61.39 MMBO gross proved, probable and possible
- <u>Palmera-1</u> (Azar Block)
  - Tested 45 BOPD natural flow
  - Evaluating pumping options

*July 1, 2008; excludes test results of Costayaco-4 and Costayaco-5;

# Colombia – Putumayo Basin 2008 Exploration Activities





Gran Tierra Energy Operated Acreage
Other Operators
Oil Field
Palmera-1 Re-entry
Santana & Guayuyaco
Juanambu field development
Costayaco field development
Chaza
Azar
Putumayo Basin
OTA Export pipeline
Putumayo A TEA
Pipeline expansion
Mecaya
Santana Oil sales point
Orito Field >250 MMBO EUR
Exploration well 4Q08
Putumayo B TEA
Colombia
Ecuador
20 km

- Gran Tierra Energy
  - #1 exploration landholder
- Azar Block
  - Palmera-1 re-entry
  - One new exploration well
- Putumayo A and B TEA's
  - Seismic reprocessing and geologic studies, prospect generation ongoing
- Chaza, Guayuyaco and Mecaya Blocks
  - Prospect generation ongoing
- Pipeline Expansion
  - Evaluations ongoing
  - Supplement w/ trucking

# Argentina - Land Position
# Noroeste Basin



Ipaguazu
Nacatimbay
Santa Victoria
Bolivia
Paraguay
Tartagal Oeste
(Palmar Largo)
Argentina
Balbuena Este
(Palmar Largo)
Palmar Largo
Valle Morado
Chivil
Surubi
El Vinalar
Proa-1
Exploration Well
Drilling
30 km
Google

Gran Tierra lands highlighted in yellow. Other licenses in grey. Green dots are producing oil fields, red dots are producing gas/condensate fields.

Refinery GTE 2007 Exploration Discovery

- Gran Tierra lands (working interest %)
  - 14% Palmar Largo (Pluspetrol Operator, YPF, CGC); light oil production
  - 50% Vinalar (GTE Operator, Golden Oil); light oil production
  - 100% Chivil (GTE Operator); light oil production
  - 100% Ñacatimbay (GTE Operator); shut-in gas production
  - 100% Ipaguazu (GTE Operator); shut-in oil
  - 100% Valle Morado (GTE Operator); shut-in gas/condensate
  - 100% Santa Victoria (GTE Operator); exploration
  - 100% Surubi (GTE Operator); exploration
- Reserve and production base in basin with significant growth opportunity
  - Production (net after royalty): 557 BOPD (2Q08)
  - Reserves (net after royalty): 2.0 MMBO proved, 1.1 MMBO probable, 1.5 MMBO possible; Dec. 31, 2007
- 1,635,490 gross acres (1,312,261 net)
  - Significant exploration upside
  - 38 prospects and leads identified

# Argentina
# 2008 Activities


Palmar Largo Field
37 MMBO produced
Chivil Block
Palmar Largo Block
Proa Prospect
Palmar Largo Block
Leads
5 Km
Surubi Block
Proa Prospect
Reservoir Interval
1 Km
West
East
Gran Tierra Energy Acreage

Production enhancement (14 workovers) and 1 exploration well (Proa-1)

- Surubi Block (100% WI)
  - Proa-1 exploration well
  - Light oil exploration prospect
- Vinalar, Chivil and Palmar Largo Blocks (various % WI)
  - Fourteen oil well workovers
- Valle Morado Block (100% WI)
  - Re-establish gas production, evaluate for further development
- Santa Victoria Block (100% WI)
  - Technical evaluations and prospect generation

# Peru – Land Position
# Marañon Basin


ITT Fields
Perenco
Colombia
Ecuador
Petrobras
Block 122
Iquitos
Pluspetrol
Block 128
ConocoPhillips
Occidental
Brazil
Corrientes Field
100 km

Gran Tierra lands highlighted in yellow. Other licenses in grey. Green dots are producing oil fields. Refinery

- Block 122
  - 100% Gran Tierra; oil exploration
  - 1,217,651 acres
- Block 128
  - 100% Gran Tierra; oil exploration
  - 2,218,389 acres
- Commitments (per block)
  - 4 exploration periods over 7 years
  - Work obligations are staged and include gravity & magnetic data acquisition, seismic acquisition and exploration drilling
  - Contract term of 30 years
- Frontier exploration on flank of 'foreland basin' with prolific petroleum system
- Significant players with production (Pluspetrol), new field developments (Perenco), and exploration in adjacent blocks (ConocoPhillips, Petrobras and Occidental)

# Marañon Basin
# Proven basin, new concept



70.000
64.000
58.000
52.000
46.000
40.000
34.000
28.000
22.000
16.000
10.000
4.000
-2.000
-8.000
-14.000
-20.000
-26.000
-32.000
-38.000
-44.000
-50.000
-56.000
-62.000
-68.000
-74.000
-80.000
ITT Fields
>1 BBO EUR
Perenco Block 67
2P: 300 MMBO
100,000 BOPD potential
$1.5B development
Colombia
Ecuador
Iquitos Arch
122
128
Corrientes
275 MMBO EUR
Oil
Source
Kitchen
>1BBO recoverable
discovered to date
Brazil
100 km

Bouguer Gravity map used with permission of Perúpetro

- Gran Tierra Energy testing new concept in Marañon Basin
- Acreage on regional high (Iquitos Arch) adjacent to proven prolific petroleum system
- Regional high acts as focal point for petroleum migration from adjacent Marañon basin
- Analogous geologic settings are Prudhoe Bay on the North Slope of Alaska or Oil Sands in the Western Canadian Basin
- 20,000 linear kilometers of new high definition airborne gravity and magnetic data acquired
- Environmental Impact Assessment initiated for late 2009 seismic acquisition

oil migration pathways

# Community Engagement






- Gran Tierra Energy actively engages in developing the communities in which we operate:
  - Information and Communications
  - Creation of local employment is a priority
  - Contracting of local services and supplies is a priority
  - Co-financing of community projects
- Examples
  - Primary and secondary education support (school kits, uniforms, tuition assistance, food vouchers)
  - Infrastructure (roads, aqueducts, community buildings)
  - Aboriginal support (traditional medicine research)
  - Funding of medical and dental brigades for the communities

# Global Experience

## Management

- Dana Coffield, PhD, President & CEO
  - Previously EnCana and ARCO
- Martin Eden, CFO
  - Previously Artumas, Nexen, Ernst & Young
- Max Wei, VP Operations
  - Previously EnCana, Occidental
- Rafael Orunesu, President, GTE Argentina
  - Previously Pluspetrol and YPF
- Eddie Dyes, President, GTE Colombia
  - Previously Argosy Energy International



Shaded regions - countries where management has previously worked

## Board of Directors

- Jeffrey Scott, Chairman
  - President, Postell Energy
  - Director, Saxon Energy Services
- Walter Dawson
  - Founder and Director, Saxon Energy Services
  - Founder, Enserco Energy Services
  - Founder, Computalog Gearhart
- Verne Johnson
  - Director, Harvest Energy Trust
  - Director, Fort Chicago Energy Partners
- Nick Kirton, FCA, ICD.D
  - Former Partner and Director, KPMG
- Dana Coffield, PhD

# Gran Tierra Energy

- Our Base Today
  - Established South American Operator
  - Exploration and production operations in Colombia, Peru and Argentina
  - Near term reserves and production growth supported by diverse exploration portfolio
- Pro Forma Gran Tierra Energy and Solana Resources combination
  - 26 blocks of land, 24 operated by Gran Tierra
  - 7.1 million gross acres, 6.2 million net acres
  - Proved Reserves of 18.4 MMBOE, net after royalties
  - 2008 Exit Production Rate of 15,000 BOE, net after royalties
  - Establishes 100% working interest in significant Colombian light oil discovery, Costayaco
- 2008 Focus
  - Converting new undeveloped reserves into developed producing reserves via drilling and infrastructure construction in Colombia
  - Complement 2008 production growth with continued exploration drilling



# Colombian Operating Netbacks Per BO ANH Contract (Chaza - Costayaco)

| | | | |
|---|---|---|---|
| WTI | $80.00 | $100.00 | $120.00 |
| WTI Discount (1) | $ 7.73 | $ 7.73 | $ 7.73 |
| Royalty (8%) (2)(3) | $ 5.78 | $ 7.38 | $ 8.98 |
| 3rd party NPI royalty | $ 6.00 | $ 7.84 | $ 9.68 |
| Economic Rights (acreage fee) | $ 0.10 | $ 0.10 | $ 0.10 |
| Operating costs (4) | $ 6.53 | $ 6.53 | $ 6.53 |
| Operating netback before tax | $54.06 | $ 70.62 | $ 87.18 |

Colombian income tax rates: 33%

(1) Price offset for API, transportation, marketing, insurance (based on Q1 2008 average)

(2) Government royalty

| Daily production | Royalty % |
|---|---|
| <5,000 bopd | 8% |
| 5,000-125,000 | 8%-20% |
| 125,000-400,000 | 20% |
| 400,000-600,000 | 20%-25% |
| >600,000 bopd | 25% |

3) Additional royalties of approximately 18% will be payable when cumulative gross production exceeds 5 million barrels

4) Excludes overhead (based on Q1 2008 average)

# Colombian Operating Netbacks Per BO Association Contract (Juanambu)

| | | | |
|---|---|---|---|
| WTI | $80.00 | $100.00 | $120.00 |
| WTI Discount (1) | $ 7.61 | $ 7.61 | $ 7.61 |
| Royalty (8%) | $ 5.79 | $ 7.39 | $ 8.99 |
| 3rd party NPI royalty | $ 6.12 | $ 7.96 | $ 9.80 |
| Operating costs (2) | $ 5.44 | $ 5.44 | $ 5.44 |
| Operating netback before tax | $55.04 | $ 71.60 | $ 88.16 |

- Ecopetrol will receive additional profit share if cumulative gross production exceeds 5 million barrels (based on "R" factor or profitability)

Colombian income tax rates: 33%

(1) Price offset for API, transportation, marketing, insurance (based on Q1 2008 average)

(2) Excludes overhead (based on Q1 2008 average)

# Colombian Operating Netbacks Per BO Risk Sharing Contract (Santana)

| | | | |
|---|---|---|---|
| WTI | $80.00 | $100.00 | $120.00 |
| WTI Discount (1) | $ 9.07 | $ 9.07 | $ 9.07 |
| Royalty (20%) | $14.19 | $ 18.19 | $ 22.19 |
| 3rd party over-riding royalty | $ 1.13 | $ 1.45 | $ 1.77 |
| Operating costs (2) | $12.05 | $ 12.05 | $ 12.05 |
| Operating netback before tax | $43.56 | $ 59.24 | $ 74.92 |

Colombian income tax rates: 33%

(1) Price offset for API, transportation, marketing, insurance (based on Q1 2008 average)

(2) Excludes overhead (based on Q1 2008 average)

# Colombian Operating Netbacks Per Bbl Association Contract (Guayuyaco)

| | | | |
|---|---|---|---|
| WTI | $80.00 | $100.00 | $120.00 |
| WTI Discount (1) | $ 8.16 | $ 8.16 | $ 8.16 |
| Royalty (8%) | $ 5.75 | $ 7.35 | $ 8.95 |
| 3rd party over-riding royalty | $ 1.32 | $ 1.69 | $ 2.06 |
| Operating costs (2) | $ 9.13 | $ 9.13 | $ 9.13 |
| Operating netback before tax | $55.64 | $ 73.67 | $ 91.70 |

- Ecopetrol will receive additional profit share if cumulative gross production exceeds 5 million barrels (based on "R" factor or profitability)

Colombian income tax rates: 33%

(1) Price offset for API, transportation, marketing, insurance (based on Q1 2008 average)

(2) Excludes overhead (based on Q1 2008 average)

# Argentina Operating Netbacks Per BO
# Palmar Largo

| | | | |
|---|---|---|---|
| WTI | $80.00 | $100.00 | $120.00 |
| WTI Discount (1) | $42.00 | $ 62.00 | $ 82.00 |
| Provincial Sales Tax (1.5%) | $ 0.57 | $ 0.57 | $ 0.57 |
| Royalty (12%) | $ 4.56 | $ 4.56 | $ 4.56 |
| Operating costs (2) | $17.03 | $ 17.03 | $ 17.03 |
| Operating netback before tax | $15.84 | $ 15.84 | $ 15.84 |

Argentina income tax rates: 35%

(1) Based on received price for Q1 2008

(2) Based on Q1 2008 average. Excludes overhead and workovers.

# Argentina Operating Netbacks Per BO Chivil

| | | | |
|---|---|---|---|
| WTI | $80.00 | $100.00 | $120.00 |
| WTI Discount (1) | $42.00 | $ 62.00 | $ 82.00 |
| Provincial Sales Tax (1.5%) | $ 0.57 | $ 0.57 | $ 0.57 |
| Royalty (12%) | $ 4.56 | $ 4.56 | $ 4.56 |
| Operating costs (2) | $15.02 | $ 15.02 | $ 15.02 |
| Operating netback before tax | $17.85 | $ 17.85 | $ 17.85 |

Argentina income tax rates: 35%

(1) Based on received price for Q1 2008

(2) Based on Q1 2008 average. Excludes overhead and workovers.

# Argentina Operating Netbacks Per BO Vinalar

| | | | |
|---|---|---|---|
| WTI | $80.00 | $100.00 | $120.00 |
| WTI Discount (1) | $42.00 | $ 62.00 | $ 82.00 |
| Provincial Sales Tax (1.8%) | $ 0.68 | $ 0.68 | $ 0.68 |
| Royalty (12%) | $ 4.56 | $ 4.56 | $ 4.56 |
| 3rd party over-riding royalty (2.7%) | $ 1.03 | $ 1.03 | $ 1.03 |
| Operating costs (2) | $ 9.81 | $ 9.81 | $ 9.81 |
| Operating netback before tax | $21.92 | $ 21.92 | $ 21.92 |

Argentina income tax rates: 35%

(1) Based on received price for Q1 2008

(2) Based on Q1 2008 average. Excludes overhead and workovers.

# Additional Information

Shareholders are urged to read the joint proxy statement/management information circular regarding the proposed transaction and the registration statement filed on Form S-3 by Gran Tierra when they become available, because they will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/management information circular, as well as other filings including the registration statement on Form S-3 containing information about Gran Tierra, without charge, at the Securities and Exchange Commission's internet site http://www.sec.gov. Copies of the joint proxy statement and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement and registration statement on Form S-3 can also be obtained, without charge, by directing a request to Gran Tierra at 1-800-916-4873.

The respective directors and executive officers of Gran Tierra and Solana and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Gran Tierra's directors and executive officers is available in the 2007 Annual Report on Form 10-K/A filed with the Securities and Exchange Commission by Gran Tierra on May 12, 2008, and information regarding Solana's directors and executive officers will be included in the joint proxy statement/management information circular. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

No regulatory authority has approved or disapproved the content of this presentation. Neither the TSX Venture Exchange nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this presentation.